August 2011 Pricing Sheet dated August 16, 2011 relating to Preliminary Terms No. 939 dated August 16, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Buffered PLUS Based on a Basket Consisting of an Index and Two Exchange-Traded Funds due August 19, 2014
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – AUGUST 16, 2011
Issuer:	Morgan Stanley
Maturity date:	August 19, 2014
Original issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	August 16, 2011
Original issue date:	August 19, 2011 (3 business days after the pricing date)
Aggregate principal amount:	$1,020,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	50%	1,192.76	0.041919581
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	30%	53.34	0.562429696
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	20%	41.84	0.478011472
	We refer to the SPX Index as the underlying index, the EFA Shares and the EEM Shares, collectively, as the underlying shares and, together with the underlying index, as the basket components.
Payment at maturity (per Buffered PLUS):	▪	If the final basket value is greater than the initial basket value: $1,000 + the leveraged upside payment
	▪	If the final basket value is less than or equal to the initial basket value but has decreased by an amount less than or equal to the buffer amount of 10% from the initial basket value: $1,000
▪
If the final basket value is less than the initial basket value and has decreased by an amount greater than the buffer amount of 10% from the initial basket value:
$1,000 + [$1,000 x (the basket return + 10%) x 1.1111]
This amount will be less than the stated principal amount of $1,000 and could be zero.

Leveraged upside payment:	$1,000 x leverage factor x basket return
Leverage factor:	166%
Basket return:	(final basket value – initial basket value) / initial basket value
Downside factor:	1.1111
Buffer amount:	10%
Maximum payment at maturity:	None
Minimum payment at maturity:	None
Initial basket value:
100, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	August 14, 2014, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of the underlying index, the index closing value as published by the index publisher.  In the case of each of the underlying shares, the closing price of one underlying share times the adjustment factor.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the Buffered PLUS.  See “Basket—Multiplier” above.

Adjustment factor:	1.0, subject to adjustment for certain events affecting the underlying shares.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	617482XH2
ISIN:	US617482XH28
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$1,000	$2.50	$997.50
Total	$1,020,000	$2,550	$1,017,450
(1)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $2.50 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 939 dated August 16, 2011
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.